Exhibit (a)(49)
COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss

LOCAL NO. 38 INTERNATIONAL
BROTHERHOOD OF ELECTRICAL WORKERS PENSION FUND, Derivatively on Behalf of Nominal Defendant GENZYME CORPORATION, individually and on behalf of all other similarly situated,	SUPERIOR COURT DEPARTMENT CIVIL ACTION No. 10-3883 B.L.S.

Plaintiff,	CONSOLIDATED AMENDED AND VERIFIED SHAREHOLDER CLASS ACTION AND DERIVATIVE COMPLAINT
V.

HENRI A. TERMEER, DOUGLAS A.
BERTHIAUME, GAIL K. BOUDREAUX,
CONNIE MACK III, RICHARD F. SYRON,
VICTOR J. DZAU, ROBERT J.
CARPENTER, CHARLES L. COONEY,
ROBERT J. BERTOLINI, STEVEN
BURAKOFF, ERIC J. ENDE, RALPH V.
WHITWORTH, DENNIS M. FENTON,
PETER WIRTH, MICHAEL S. WYZGA,
RICHARD A. MOSCICKI, MARK R.
BAMFORTH, ZOLTAN CSIMMA,
THOMAS J. DESROSIER, DAVID
MEEKER, ALAN E. SMITH, SANDFORD
D. SMITH, GEORGES GEMAYEL EARL M.
COLLIER, JR., SANOFI-AVENTIS AND GC
MERGER CORP.,
JURY TRIAL DEMANDED

Defendants,

and

GENZYME CORPORATION,

Nominal Defendant.

CONSOLIDATED AMENDED AND VERIFIED SHAREHOLDER
CLASS ACTION AND DERIVATIVE COMPLAINT

INTRODUCTION
     Plaintiff Local No. 38 International Brotherhood of Electrical Workers Pension Fund (“IBEW” or “Plaintiff’), by its undersigned attorneys, on behalf of itself and all other similarly situated public shareholders of Genzyme Corporation (“Genzyme” or the “Company”), common stock, other than the Defendants and their affiliates (the “Class”), brings this Consolidated Amended and Verified Shareholder Class Action Complaint (th “Amended Complaint”) against the Company, the individual members of the Genzyme Board of Directors (the “Board” or the “Director Defendants”), individual officers (“Officer Defendants”) who through breach of their fiduciary duties damaged Genzyme and Sanofi-Aventis (“Sanofi”) and its wholly-owned subsidiary GC Merger Corp (“Merger Sub”).
     The Plaintiff, on behalf of the putative Class and also derivatively on behalf of Genzyme, seeks to enjoin the Director Defendants from recommending the merger with Sanofi, a French corporation, because a majority of the Board are disabled from fairly evaluating the merger terms due to the unique benefits conferred on them and the diminished value of the Company borne by the public shareholders (as a result of the disloyal conduct of such directors). Plaintiff, on behalf of the putative Class, seeks to enjoin consummation of the merger with Sanofi until the public shareholders are provided with full disclosure of all the material information to which they are legally entitled that is not currently revealed in Genzyme’s Schedule 14D-9 filing dated March 7, 2011. Finally, Plaintiff, on behalf of the putative Class seeks to maximize shareholder value by seeking damages from the Interested Director Defendants and Officer Defendants to the extent that the Class effectively lost $1 from the cash component for each share, as a direct and proximate result of the Interested Director Defendants’ and Officer Defendants’ breach of their fiduciary duty in causing Genzyme to incur such serious manufacturing deficiencies that Sanofi refused to agree to pay $75 per share in its cash offer. The allegations in this Amended Complaint are based upon personal knowledge as to itself and its own acts and upon information and belief as to all other matters, based upon, inter alia, the investigation conducted by and through Plaintiff s attorneys, which included among other things, a review of Securities and Exchange Commission (“SEC”) filings by Genzyme, the merger agreement and related agreements, news reports, press releases, analysts’ reports, medical journals, and other publicly available documents regarding Genzyme.
NATURE OF THE ACTION
     1. Plaintiff brings this derivative and shareholder class action on behalf of and in the right of Genzyme and all Genzyme’s public stockholders to remedy past breaches of fiduciary duty by Genzyme’s defalcating directors and officers, and prevent and enjoin their continued breaches of fiduciary duty, including the failure to maximize shareholder value arising out of their attempt to sell the Company to Sanofi by means of an unfair process and for an inadequate price (the “Proposed Transaction”) and against Sanofi, Genzyme and Merger Sub for aiding and abetting the Board’s breaches of fiduciary duty. In pursuing the Proposed Transaction each of the defendants has violated applicable law by directly breaching and/or aiding breaches of fiduciary duties of loyalty and due care owed to plaintiff and the proposed class.
     2. On February 16, 2011 the Defendant directors of Genzyme accepted Sanofi’s Tender Offer (with modifications) and entered into an Agreement and Plan of Merger (“Merger Agreement”) with Sanofi, and Sanofi’s wholly owned acquisition subsidiary, G.C. Merger Corp. whereby the Director Defendants agreed to sell Genzyme for inadequate consideration. On March 7, 2011 Genzyme filed its Schedule 14D-9 filing in which it failed to provide Genzyme’s public shareholders with material information necessary for evaluating whether the Merger Agreement maximizes shareholder value.
     3. An integral part of the Merger Agreement is a Contingent Value Rights Agreement (“CVRA”) between Sanofi and a Trustee (§1.6 of Merger Agreement attached to CAC as Exh. A hereto). Under the terms of the Merger Agreement as supplemented by the CVRA, Sandi will acquire Genzyme for payment to cash shareholders of $74 per share as “cash consideration” and one (1) contingent value right (“CVR”) per share (the “Offer Price”).
     4. The CVR entitles each Genzyme shareholder to receive additional cash payments if certain events occur. There are three categories of milestones that trigger payments under the CVR. One is the approval by the U.S. Food and Drug Administration (“FDA”) for the new product LemtradaTM (alemtuzumab ms), a drug that is currently in Genzyme’s research and development pipeline for treatment of multiple sclerosis. The second milestone is achievement of specified revenue targets for LemtradaTM. Since currently it is impossible for Sanofi or Genzyme to place a monetary value on the product LemtradaTM, the CVR appears to be a reasonable a way to bridge a deal involving a speculative asset. It grants enhanced payment to Genzyme shareholders over time contingent upon the sales revenue actually produced by the product. The Plaintiff does not challenge the CVR insofar as it relates to milestones for FDA approval and revenue Targets of LemtradaTM.
     5. The third contingent payment provided for in the CVR is the Production Milestone. If Genzyme achieves a set minimal production of both Genzyme and Fabrazyme for the one-year period beginning January 1, 2011 and ending on December 31, 2011, then Genzyme shareholders receive an additional $1 per share sometime after January 3, 2012. If and only if the milestones are achieved for both drugs within calendar year 2011 will the Genzyme shareholders receive $1 additional per share.
     6. By accepting the Tender Offer as modified and entering into the Merger Agreement, all of the former directors and officers of Genzyme become indemnified against all obligations to pay for any damages caused to the Company “arising out of or pertaining to any action or omission, including any action or omission in connection with the fact that the Indemnified Party is or was an officer, director . . . of [Genzyme] if such service was at the request of [Genzyme] to the fullest extent permitted under applicable Law.” (§6.5 of Merger Agreement, Exh. A). This robust indemnification continues for 6 years. (Id.). Moreover, Genzyme is permitted to increase its directors’ and officers’ liability insurance up to 300% without obtaining the prior consent of Sandi. A majority of the Director Defendants (Termeer, Berthiaume, Boudreaux, Mack, Syron, Dzau, Carpenter, Cooney and Bertolini) and all the Officer Defendants have a substantial risk of liability under numerous shareholder derivative cases filed against them in this Court and the U.S. District Court in Massachusetts. Therefore, since the Interested Director Defendants and Officer Defendants obtain a benefit in the Merger Agreement not shared by the public shareholders (extinguishing their liability), the Director Defendants are disabled from determining whether the terms of the Merger Agreement are in the best interests of the shareholders. The disabling interest of the Director Defendants is all the more appalling since the Class has been penalized in the amount of $261,778,425 or $1 per share for the diminution in value of the Company caused by the disloyal Defendants.
     7. By consciously disregarding their duty to oversee operational internal controls at the Allston facility, as will be further described in the Complaint, the Director and Officer Defendants caused Genzyme to incur a fine of $175 Million, enter into an onerous Consent

Decree with the FDA, face stoppages of production of Cerezyme and Fabrazyme during the Summer of 2009 and loss of market share to Genzyme’s competitors in both the Gaucher patient and Fabry patient markets, thus damaging the value of Genzyme.
     8. The Interested Director Defendants and Officer Defendants have a substantial risk of liability under the shareholder derivative actions brought against them in this Court and in the United States District Court of Massachusetts. Their failure to conduct oversight of their quality control operations despite repeated warnings of the deficiencies especially at the Allston facility is the direct and proximate cause of the manufacturing shortcomings set forth in the above paragraph.
     9. According to Genzyme’s Schedule 14D-9 filed on March 7, 2011, representatives of the Genzyme Board, specifically Defendant Termeer and Defendant Whitworth were discussing with Sanofi’s CEO Mr. Viehbacher cash payment to Class members of $75 on January 14, 2011 and January 18, 2011 and while Sanofi did not accept that figure, it continued to negotiate and to steadily increase its offer. (Genzyme’s March 7, 2011 Schedule 14D-9 p. 17). According to Genzyme’s Schedule 14D-9, the two companies “continued to negotiate terms of the merger agreement and the contingent value rights agreement” through early February 2011. However, Sanofi’s steadily increasing cash offers halted on January 27, 2011 at $74 per share plus a contingent value right dealing only with the FDA approval and revenue targets of LemtradaTM. Sanofi conducted its due diligence from January 31 through Feb. 4, 2011. As late as February 11, 2011 there apparently were no production milestones in the CVR.
     10. In a disclosure that raises more questions than it answers Genezyme cryptically describes negotiation that took place following February 11, 2011, after Sanofi’s due diligence was completed and where the pricing of the acquisition focused on Genzyme’s failure to implement manufacturing quality controls. Genzyme states in its March 7, 2011 Schedule 14-9 p. 18 that “on February 11, 2011 Mr. Viehbacher called Mr. Termeer to request a meeting between the two chief executive officers and their respective senior management teams to discuss Sanofi’s due diligence findings. At the meetings [held in Boston on February 13 and 14, 2011] Mr. Viehbacher and other representatives of Sanofi discussed with the Company’s management the results of their due diligence, specifically findings regarding the Company’s Cerezyme and Fabrazyme inventory levels and the Company’s manufacturing operations and quality systems.” Clearly Sanofi’s due diligence revealed problems in these areas. Nevertheless, incredulously Genzyme states that Sanofi’s concerns with Genzyme’s lack of manufacturing qualify controls was resolved as follows: “Mr. Viehbacher proposed that the contingent value right be modified” “such that $1.00 be tied to the Company meeting its 2011 inventory projections for Cerezyme and Fabrazyme instead of sales of alemtuzumab MS” with the cash price remaining at $74 per share. This disclosure is wholly inadequate for a class member to discern what the class member lost as a result of the Defendants’ breaches of fiduciary duties with regard to manufacturing oversight. It seems to imply that the price did not change at all, and Sanofi actually decided to add an extra potential payout to Genzyme shareholders (by adding a Production Milestone and $1 payout to the CVR). But, why would Sanofi decide to enhance the price of an acquired company based on damaging due diligence information? Genzyme’s filing does not reveal in what way the projected payments in the CVR for attaining LemtradaTM sales targets were modified due to Genzyme’s questionable ability to produce adequate Cerezyme and Fabrazyme and lack of adequate manufacturing quality systems. Presumably the projected payments were lowered, because Sanofi certainly would not increase CVR payments as a result of Genzyme’s questionably quality systems. If the CVR payments were reduced, by how much? Nor does the disclosure reveal whether Genzyme’s efforts to get Sanofi to continue to sweeten the cash deal were rebuffed by Sanofi as a result of Genzyme’s questionable ability to produce adequate Cerezyme and Fabrazyme and lack of adequate manufacturing quality systems. Genzyme’s disclosures of what price Sanofi actually extracted from Genzyme due to its manufacturing deficiencies is wholly inadequate.
     11. In addition to the directors’ failure to disclose the true cost of the Interested Director Defendants’ and Officer Defendants’ breach of their fiduciary duty there are other inadequacies in Genzymes disclosure and terms of the Proposed Transaction, including but not limited to: (i) a “no solicitation” provision barring the Board and any Company personnel from attempting to procure a price in excess of the amount offered by Sanofi; (ii) allowing Sanofi a free matching right to top any superior offer made by another potential acquirer; and (iii) an irrevocable “Top-Up Option” allowing Sanofi to purchase additional Company shares needed to affect a short-form merger.
     12. As illustrated above and alleged in more detail herein, the Board breached their fiduciary duties by, inter alia, failing to maximize shareholder value in connection with the Proposed Transaction and by failing to disclose all material information concerning the Proposed Transaction. Without imminent court intervention, Plaintiffs and the Class will suffer irreparable harm as they must decide whether to cast their votes in the Tender Offer without all material information necessary to make an informed vote on the Proposed Transaction. Accordingly, this action seeks to enjoin the Proposed Transaction and additionally require Defendants to disseminate an accurate and complete 14A Proxy Statement with the SEC that fully and fairly informs shareholders of all material information concerning the Proposed Transaction in a nonmisleading manner.

PARTIES
     13. Plaintiff Local No. 38 International Brotherhood of Electrical Workers Pension Fund is a shareholder of nominal defendant Genzyme continuously since February 2007, and will continue to be a shareholder of Genzyme through the conclusion of this litigation. Plaintiff currently holds 11,860 shares of Genzyme. Plaintiff is headquartered in the State of Ohio.
     14. Nominal defendant Genzyme is a corporation incorporated under the laws of the Commonwealth of Massachusetts, with its principal executive offices located at 500 Kendall Street, Cambridge, Massachusetts 02142. According to its public filings, Genzyme is one of the world’s leading biotechnology companies with 2008 revenues of $4.6 billion. Genzyme’s common stock is publicly traded on the NASDAQ Global Select Market under the symbol “GENZ”.
     15. Defendant Henri A. Termeer (“Termeer”), a citizen of the Commonwealth of Massachusetts, was at all relevant times President, Chief Executive Officer (“CEO”) and Chairman of the Board of Genzyme. By virtue of his high-level positions within the Company, Termeer directly participated in the management of the Company, was directly involved in the day-to-day operations at the highest levels and was privy to confidential proprietary information concerning Genzyme, its business, operations, and financial condition. Defendant Termeer’s total compensation for 2008 was approximately $13.8 million, and overall cash compensation for 2009 was $3,779,960. Termeer owns approximately 1.5% of Genzyme stock. Termeer stands to gain approximately $160 million from the acquisition of Genzyme by Sanofi.
     16. Defendant Douglas A. Berthiaume (“Berthiaume”) has been a director of the Company for more than 20 years and has been a member of the Audit Committee of the Board (the “Audit Committee”) since at least 2006. Defendant Berthiaume’s total annual compensation for his Board membership for the year ended December 31, 2008 was $465,966, and for the year ended 2009 it was $444,942.
     17. Defendant Gail K. Boudreaux (“Boudreaux”) has been a director of the Company since 2004 and has been a member of the Audit Committee since at least 2006. Defendant Boudreaux’s total annual compensation for her Board membership for the year ended December 31, 2008 was $437,461, and for the year ended 2009 it was $417,442.
     18. Defendant Connie Mack III (“Mack”) has been a director of the Company since 2001 and has been a member of the Audit Committee since at least 2006. Defendant Mack’s total annual compensation for his Board membership for the year ended December 31, 2008 was $444,461, and for the year ended 2009 it was $421,942.
     19. Defendant Richard F. Syron (“Syron”) has been a director of the Company since 2006 and has been a member of the Audit Committee since at least 2006. Defendant Syron’s total annual compensation for his Board membership for the year ended December 31, 2008 was $434,461, and for the year ended 2009 it was $417,442.
     20. Defendant Victor J. Dzau (“Dzau”) has been a director of the Company since 2000. Defendant Dzau’s total annual compensation for his Board membership for the year ended December 31, 2008 was $436,461, and for the year ended 2009 it was $412,942.
     21. Defendant Robert J. Carpenter (“Carpenter”) has been a director of the Company since 1994. Defendant Carpenter’s total annual compensation for his Board membership for the year ended December 31, 2008 was $436,461, and for the year ended 2009 it was $415,942.
     22. Defendant Charles L. Cooney (“Cooney”) has been a director of the Company since 1983. Defendant Cooney’s total annual compensation for his Board membership for the year ended December 31, 2008 was $446,461, and for the year ended 2009, it was $424,444.

     23. Defendant Robert J. Bertolini (“Bertolini”) has been a Genzyme director since 2009. Bertolini is the Chair of the Audit Committee and a member of the Planning Committee. Bertolini was compensated a total of $264,835 in fees, stock awards and option awards for the year ending December 31, 2009 for his services as a Director.
     24. Defendant Steven Burakoff (“Burakoff’) was appointed to the Board in June 2010 as part of a proxy contest settlement with Carl C. Icahn (“Icahn”), who allegedly holds approximately 10,480,000 shares of Genzyme’s outstanding common stock.
     25. Defendant Eric J. Ende (“Ende”) was also appointed to the Board in June, 2010 as part of a proxy contest settlement with Icahn.
     26. Defendant Ralph V. Whitworth (“Whitworth”) was appointed to the Board in April 2010. Whitworth is the co-founder, principal and investment committee member of Relational Investors LLC (“Relational”), an investment fund specializing in strategic block investments. According to the Company’s 2010 Proxy filed with the SEC, Whitworth, through Relational and its affiliates, holds approximately 4% of the Company’s outstanding common stock.
     27. Defendant Dennis M. Fenton (“Fenton”) was appointed to the Genzyme Board in June 2010. Fenton was appointed to the Board as a direct result of the compromise the Company reached with Defendant Whitworth in January 2010.
     28. Defendant Peter Wirth (“Wirth”) is Genzyme’s Executive Vice President, Legal and Corporate Development and Secretary. He joined the Company in 1996.
     29. Defendant Michael S. Wyzga (“Wyzga”) has served as Genzyme’s Chief Financial Officer (“CFO”) since July 1999 and Executive Vice President, Finance since May 2003.

     30. Defendant Richard A. Moscicki (“Moscicki”) has served as Genzyme’s Chief Medical Officer since September 1996 and Senior Vice President, Biomedical & Regulatory Affairs since May 2008.
     31. Defendant Earl M. Collier, Jr. (“Collier”) has been Genzyme’s Executive Vice President, Genetics since January 2007 and Executive Vice President, Cardiovascular and Oncology since August 2003.
     32. Defendant Alan E. Smith (“A. Smith”) is Genzyme’s Senior Vice President, Research and Chief Scientific Officer. He joined the Company in 1989.
     33. Defendant Sandford D. Smith (“S. Smith”) is Genzyme’s Executive Vice President and President, International Group. He joined the Company in 1996.
     34. Defendant Georges Gemayel (“Gemayel”) has been Genzyme’s Executive Vice President, Therapeutics and Biosurgery from 2003 to May 2008.
     35. Defendant Mark R. Bamforth (“Bamforth”) is Genzyme’s Senior Vice President, Corporate Operations and Pharmaceuticals. He joined the Company in 1988.
     36. Defendant David Meeker (“Meeker”) is Genzyme’s Executive Vice President, Therapeutics, Biosurgery & Corporate Operations. He joined the Company in 1994.
     37. Defendant Thomas J. DesRosier (“DesRosier”) is Genzyme’s Senior Vice President, General Counsel and Chief Legal Officer. He joined the Company in 1999.
     38. Defendant Zoltan Csimma (“Csimma”) is Genzyme’s Senior Vice President, Chief Human Resources Officer. He joined the Company in 2000.
     39. Defendant Sanofi is a French societe anonyme with its principal place of business located at 174 Avenue de France, Cedex 13, Paris, 75635 France. Sanofi is a healthcare company and engages in the discovery, development, and distribution of therapeutic solutions. It offers a range of healthcare assets, including a broad-based product portfolio in prescription drugs, OTC/OTX, generics, vaccines, and animal health.
     40. Defendant GC Merger Corp. is a Massachusetts corporation and wholly-owned subsidiary of Sanofi.
     41. Collectively, Defendants Termeer, Wirth, Moscicki, Collier, Carpenter, A. Smith, S. Smith, Cooney, Gemayal, Wyzga, Bamforth, Berthiaume, Dzau, Meeker, Mack, DesRosier and Csimma are referred to herein as the “Insider Trading Defendants.”
     42. Collectively, Defendants Termeer, Berthiaume, Boudreaux, Mack, Syron, Dzau, Carpenter, Cooney, and Bertolini are referred to herein as the “Interested Director Defendants.”
     43. Collectively, Defendants Wirth, Collier, A. Smith, S. Smith, Gemayal, Bamforth, Meeker, DesRosier and Csimma are referred to herein as the Officer Defendants.
     44. Collectively, Defendants Termeer, Wyzga, Moscicki, Berthiaume, Boudreaux, Mack, Syron, Dzau, Carpenter, Cooney, Bertolini, Burakoff, Ende, Whitworth, Fenton, Wirth, Collier, A Smith, S. Smith, Gemayal, Bamforth, Meeker, DesRosier and Csimma are referred to herein as the “Individual Defendants.”
JURISDICTION AND VENUE
     45. This Court has subject matter jurisdiction over this action as it arises under laws of the Commonwealth of Massachusetts.
     46. This Court has personal jurisdiction over each of the Defendants, because the claims and allegations asserted herein arise from conduct and actions taken by the Defendants which occurred within the Commonwealth of Massachusetts, including the operations of Genzyme and various Board meetings, such that due process of law will not be offended by this Court’s exercise of personal jurisdiction over each of the Defendants.

     47. Venue is proper within this Court because Genzyme is a Massachusetts corporation with its principal place of business located in Cambridge, Massachusetts, and numerous actions relating to claims at issue in this action occurred within this Court’s venue.
DUTIES OF THE COMPANY’S DIRECTORS AND OFFICERS
     A. A Fiduciary Duty of Oversight and to Disclose all Material Facts to Investors
     48. By reason of their positions as directors and/or officers of the Company, the Individual Defendants owed the Company and its shareholders fiduciary obligations of trust, loyalty, good faith and due care, and were and are required to use their utmost ability to administer, control and manage the business and affairs of the Company in a fair, just, honest and equitable manner. The Individual Defendants were and are required to act in furtherance of the best interests of the Company and its shareholders so as to benefit all shareholders equally and not in furtherance of their personal interest or benefit at the expense of the Company’s public shareholders.
     49. In addition, as directors and/or officers of a publicly held Company, the Individual Defendants had a duty to promptly disseminate accurate and truthful information with regard to the Company’s products, revenue, operations, performance, management, regulatory issues, projections and forecasts so that the market price of the Company’s stock would be based on truthful and accurate information.
     50. Pursuant to M.G.L.A. Ch. 156D §8.30, a director has a statutory duty to “discharge his duties as a director, including his duties as a member of a committee (1) in good faith; (2) with the care that a person in a like position would reasonably believe appropriate under similar circumstances; and (3) in a manner the director reasonably believes to be in the best interests of the corporation.”

     51. Pursuant to M.G.L.A. Ch. 156D §8.42, an officer has a statutory duty to “discharge his duties (1) in good faith; (2) with the care that a person in a like position would reasonably exercise under similar circumstances; and (3) in a manner the officer reasonably believes to be in the best interests of the corporation.”
     52. The Interested Director Defendants and Officer Defendants, because of their positions of control and authority as directors and/or officers of the Company, were able to and did, directly and/or indirectly, exercise control over the wrongful acts complained of herein. Because of their advisory, executive, managerial and directorial positions with the Company, each of the Interested Director Defendants and Officer Defendants had access to adverse nonpublic information about: (i) systemic manufacturing deficiencies at the Allston facility, (ii) contaminations with the Vesivirus 2117 at both the Allston facility and the facility at Geel, Belgium in the autumn of 2008 that contributed to shortages of Myozyme, (iii) the expected delay of the FDA’s approval of Lumizyme, the approval of which was critical to the Company’s achievement of its 2008 and 2009 projections; (iv) knowledge that the public representations of the Company during the July 15, 2007 to September 17, 2009 period contained material omissions regarding the FDA’s impending approval of Lumizyme resulting in artificial inflation of the stock price; (v) the critical importance to the Company of Cerezyme, a revolutionary treatment for Gaucher’s disease and historically the Company’s highest revenue generating product and Fabrazyme, an effective treatment for Fabry’s disease and the Company’s third highest revenue product in 2008; (vi) the critical importance of retaining patient trust and satisfaction in both Cerezyme and Fabrazyme, since there were major competitors with products for the treatment of Gaucher’s disease and Fabry’s disease that could erode Genzyme’s market share; and (vii) that the Allston facility that was forced to operate 24/7 for month after month in

2007-2009 was operating well beyond its capacity, was antiquated, was being operated in a substandard manner and well below the requirements set under the FDA’s Current Good Manufacturing Practices (“cGMP”).
     53. The conduct of the Interested Director Defendants and Officer Defendants complained of herein involves a knowing and culpable violation of their obligations as directors and/or officers of the Company, the absence of good faith on their part, and a reckless disregard for their duties to the Company and its shareholders, posed a risk of serious injury to the Company.
     54. As described herein, the Interested Director Defendants have fiduciary duties to ensure that the Company complies with all applicable laws, rules, and regulations. Either knowingly or by consciously disregarding their fiduciary duties, the Interested Director Defendants permitted the Allston facility to operate in a sub-standard manner, withheld this material information from investors and patients, failed to correct the significant deficiencies in the Allston facility despite being warned to do so by the FDA, and permitted Insider Trading Defendants to benefit from this material non-public information.
     55. As a direct and proximate result of the Interested Director Defendants conscious disregard of their obligations to implement and carry out internal controls over its manufacturing operations, especially at the Allston facility, the Company incurred the following damages:
(a)	Shut down at facility during July and August 2009

(b)	Shortages of Cerezyme and Fabrazyme

(c)	Movement of some long-term Gaucher and Fabry patients to competitor products

(d)	Contamination in November 2009 involving metal chips in products

(e)	Consent Decree in the amount of $175 Million with the FDA issued on May 24, 2010.
     56. As a result of the shocking manufacturing shortfalls, the share price of Genzyme dropped as low as $47.75 on June 4, 2010. Analysts and investors questioned the ability of Genzyme to recover market share of Cerezyme and Fabrazyme and its ability to comply with the May 2010 Consent Order and to correct its manufacturing shortfalls. This speculation depreciated the fair market value of Genzyme, and is the direct and proximate cause of Sanofi’s withholding payment to class members that they would have otherwise received.
     B. A Fiduciary Duty in Response to Tender Offer
     57. Under Massachusetts law, whenever the directors of a publicly traded corporation undertake a transaction that will result in either: (a breakup of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholder, including a significant premium at the highest price attainable in the market, consistent with their duty to other constituents set forth in M.G.L.A. Ch. 156D §8.30(a)(3).
     58. To diligently comply with these duties, neither the directors nor the officers may take any action that would:
(a)	adversely affect the value provided to the corporation’s shareholders;

(b)	discourage, inhibit or deter alternative offers to purchase control of the corporation or its assets;

(c)	contractually or de facto prohibit themselves from complying with their fiduciary duties;

(d)	otherwise adversely affect their duty to secure the highest value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e)	provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public shareholders.
     59. In accordance with their duty of loyalty, the Individual Defendants, as directors and/or officers of Genzyme, are obligated under Massachusetts law to refrain from:
(a)	participating in any transaction where the directors’ or officers’ loyalties are divided;

(b)	participating in any transaction where the directors or officers receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)	enriching themselves unjustly at the expense of or detriment to the public shareholders.
     60. Throughout the Tender Offer process (beginning in July 2010 when Sanofi began negotiating with the Genzyme directors through the present) each of the Individual Defendants was an agent of each of the other Individual Defendants.
     61. The Individual Defendants, separately and together, in connection with the Merger Agreement, are negligently, recklessly or knowingly violating their fiduciary duties and aiding and abetting such breaches, including their duties of loyalty, good faith and independence owed to Plaintiff and other class members, because the majority of the Directors (Interested Director Defendants) cannot independently decide whether the Merger Agreement is in the best interest of the Company since the Merger Agreement confers a special benefit on them that is different from those of the public shareholders.
     62. The Director Defendants engaged in a flawed process during which the Board made no meaningful attempt to generate interest from other buyers or otherwise maximize value for Genzyme’s shareholders. In an August 31, 2010 analyst report by Morning Star, other serious second bidders were considered to be Johnson & Johnson, Pfizer, GlaxoSmith Kline and Amgen. The Genzyme Board acknowledged in Genzyme’s March 7, 2011 Schedule 14D-9 filing that all it did to generate interest from other buyers was to instruct its financial advisors to “probe and evaluate” interest by contacting a number of third parties to gauge their interest in either acquiring the Company or purchasing a significant equity stake in the Company. On the basis of the feedback from these “probes”, the directors concluded that that the only alternative to Sanofi’s interest was to remain independent. Alas, the Merger Agreement contains a $575 Million termination fee and a restrictive “no solicitation” provision, that together prevent the Board from entertaining outside bids in any meaningful way.
     63. Because the Individual Defendants are negligently, recklessly or knowingly breaching their duties of loyalty, good faith, and independence in connection with the Merger Agreement, the burden of proving the inherent or entire fairness of the Merger Agreement, including all aspects of its negotiation, structure, price, and terms, is placed upon the Defendants as a matter of law.
DERIVATIVE AND DEMAND ALLEGATIONS
     64. The Massachusetts Business Corporation Act, Mass. Gen. Law Ann. Ch. 156D §1.01 et seq. law permits shareholders to bring suit as representatives of a corporation in a derivative action. Such actions are designed to prevent wrongdoing by the officers or directors of a corporation or to seek a remedy for such wrongdoing, particularly where the corporation (through its officers and directors) refuses to bring suit itself. The wrongdoing committed by the Individual Defendants here, and their refusal to remedy it, is precisely the type of conduct that shareholder derivative lawsuits are designed to correct.
     65. Pursuant to M.G.L.A. Ch. 156D §7.42 “[n]o shareholder may commence a derivative proceeding until: (1) a written demand has been made upon the corporation to take suitable action; and (2) 90 days have elapsed from the date the demand was made.” The Conunents to the recently enacted law make clear that “[t]he shareholder bringing suit does not necessarily have to be the person making the demand, Only one demand need be made in order for the corporation to consider whether to take corrective action,” Robert L. Nutt, co-chairman of the Task Force of the Revision of the Massachusetts Business Corporation Law that drafted the Business Corporation Act, M.G.L.A. Ch. 156D § 1.01, et seq., stated that the Comments “are really important in terms of interpretation,” and will “substantially” affect how Chapter 156D will be implemented. See Lisa Bruno, LawyersUSA: Massachusetts Overhauls Century-Old Corporations Act, (2009), http://www.newenglandin-house.com/200404issue/brun.htm.
     66. Genzyme acknowledged in its Form 10-Q dated November 2, 2009, for the quarterly period ended September 30, 2009, that it had:
received six letters from alleged shareholders demanding that our board of directors take action on our behalf to remedy breaches of fiduciary duty by our directors and officers. The demand letters are primarily premised on allegations that we made materially false and misleading disclosures and failed to disclose material information to shareholders with respect to manufacturing issues and compliance with [Good Manufacturing Practices] GMP. Several of the letters also assert that certain of our officers and directors took advantage of their knowledge of material non-public information about Genzyme to illegally sell stock they personally held in Genzyme.

More than 90 days have expired since the demand letters were sent to the Genzyme Board and accordingly, Plaintiff, IBEW, has satisfied the demand requirements of M.G.L.A. Ch. 156D § 7.42 and is a proper party to prosecute this suit.
CLASS ACTION ALLEGATIONS
     67. Plaintiff brings this action individually, and as a class action on behalf of itself and all other stockholders of Genzyme common stock (other than Defendants and any person, firm, trust, corporation, or other entity related to or affiliated with Defendants and/or their successors-in-interest) who have been harmed and/or are threatened with harm as a result of Defendants’ wrongful conduct alleged herein, pursuant to Rule 23 of the Massachusetts Rules of Civil Procedure.
     68. This action is properly maintainable as a class action:
(a)	The Class is so numerous that joinder of all members is impracticable. Per the Merger Agreement there are 261,778,425 shares of Genzyme common stock outstanding, which were held by individuals and entities too numerous to bring separate actions. It is reasonable to assume that holders of Genzyme stock have been geographically dispersed throughout the United States and internationally

(b)	There are questions of law and fact that are common to the Class and that predominate over any issues affecting only individual Class members, including, among others:
(i)	whether Defendants have fulfilled or instead have breached their fiduciary duties of due care, good faith, and loyalty to Plaintiffs and other members of the Class;

(ii)	whether Plaintiffs and the other members of the Class have been harmed by Defendants’ alleged failure to fulfill their fiduciary duties of due care, good faith, and loyalty;

drug sales for the first company to obtain FDA marketing approval of a particular drug, and research funds.
     74. Many of Genzyme’s products are “biologics” as opposed to traditional pharmaceuticals that are chemically synthesized. Biologics are medications produced by means of biological processes involving either antibodies and recombinant DNA or RNA products in cell culture, animal-derived products or blood and other human-derived products. Biologics drugs are manufactured in a living system. The finished product consists of very large complex molecules and, unlike the traditional, chemically synthesized drugs, it is difficult if not impossible to test that the finished product has all the necessary components. Therefore, the manufacturing process itself must be scrupulously conducted to ensure product consistency, quality and purity. Furthermore, the living systems used to produce biologics are often very sensitive to environmental factors. Therefore, biologic manufacturers, such as Genzyrne, must tightly control the source and nature of starting materials and employ many process controls to assure predictable manufacturing outcomes, and that no contaminants leach into the product. The FDA regulates biologic products under a rulemaking process, 21 C.F.R. Part 600, that is separate from traditional pharmaceuticals and requires that pharmaceutical products produced from and in living organisms use special technologies and biotechnological methods.
B.	Products Cerezyme, Fabrazyme
     75. Genzyme’s three biologic products whose production was devastated by the Individual Defendants’ failure to establish and implement good manufacturing protocols, causing the sub-standard conditions at the Allston facility, are Cerezyme, Fabrazyme and Myozyme. Myozyme is also known as Lumizyme when produced in a larger size.

     76. Cerezyme has historically been Genzyme’s highest revenue generating product. Cerezyme is an enzyme replacement therapy produced by recombinant DNA technology using mammalian cell culture for use with treatment of a rare, inherited condition known as Gaucher disease. Gaucher disease causes fatty material to collect in the spleen, liver, kidneys, lungs, brain and bone marrow. There are three types of Gaucher disease which, if untreated, cause serious complications including death.
     77. Prior to the FDA’s approval of Genzyme’s first marquee product, Cerezyme, in 1994, there was no effective treatment of Gaucher disease other than symptom control. Cerezyme has been a highly effective treatment. In 2008 it generated more than $1.2 billion for Genzyme. Cerezyme continues to be a vital product for Genzyme.
     78. In numerous Forms 10-Q and 10-K throughout the Relevant Period, Genzyme has acknowledged that “our business is highly dependent on Cerezyme. [N]egative trends in revenue from this product could have a significant adverse effect on our results of operations and cause the value of our securities to decline substantially.” For example, its Form 10-Q dated November 8, 2007, for the period ended September 30, 2007, Genzyme stated:
     Sales of Cerezyme, our enzyme-replacement product for patients with Gaucher disease, totaled $932.9 million for the nine months ended September 30, 2008, representing approximately 27% of our total revenue. Because our business is dependent on Cerezyme, negative trends in revenue from this product could have an adverse effect on our results of operations and cause the value of our securities to decline. We will lose revenue if alternative treatments gain commercial acceptance, if our marketing activities are restricted, or if coverage, pricing or reimbursement is limited. (Emphasis added)

In its Form 10-Q dated May 9, 2008, for the period ending March 31, 2008, Genzyme stated:
     Our financial results are dependent on sales of Cerezyme. Sales of Cerezyme, our enzyme-replacement product for patients with Gaucher disease, totaled $304.3 million for the three months ended March 31, 2008, representing approximately 28% of our total revenue. Because our business is dependent on Cerezyme, negative trends in revenue from this product could have an adverse effect on our results of operations and cause the value of our securities to decline. We will lose revenue if alternative treatments gain commercial acceptance, if our marketing activities are restricted, or if coverage, pricing or reimbursement is limited. In addition, the patient population with Gaucher disease is not large. Because a significant percentage of that population already uses Cerezyme, opportunities for future sales growth are constrained. Furthermore, changes in the methods for treating patients with Gaucher disease, including treatment protocols that combine Cerezyme with other therapeutic products or reduce the amount of Cerezyme prescribed, could limit growth, or result in a decline, in Cerezyme sales. (Emphasis added.)
In its Form 10-Q dated November 7, 2008, for the period ended September 30, 2008, Genzyme stated:
     Our results of operations are highly dependent on sales of Cerezyme and a reduction in revenue from sales of this product would adversely affect our results of operations. Sales of Cerezyme were approximately 30% of our total revenue for the three months ended September 30, 2007, as compared to 31% for the same period of 2006, and 30% of our total revenue for the nine months ended September 30, 2007, as compared to 32% for the same period of 2006. Revenue from Cerezyme would be impacted negatively if competitors developed alternative treatments for Gaucher disease, and the alternative products gained commercial acceptance, if our marketing activities are restricted, or if coverage, pricing or reimbursement is limited. (Emphasis added.)
     79. Although Genzyme alerted investors to the importance of Cerezyme and the potential risks arising from a decline in sales of the product, it never disclosed the one risk that actually came to fruition, and of which the Individual Directors either knew or reasonably should have known: Genzyme’s inability to manufacture the drug due to its sub-standard manufacturing practices that contaminated the product. Moreover, while acknowledging that manufacturing problems could adversely affect the ability of the Company to satisfy demand, no SEC filing acknowledged what the Individual Defendants reasonably should have known, and after October 21, 2008 certainly knew, that there were severe systemic gaps in the manufacturing protocols at the Allston facility. The potential risk factors concerning manufacturing described by the Company were either one off deviations or totally unanticipated events over which the Company had no control. For example, the first five Forms 10-Q for the Relevant Period made virtually identical statements, as follows:
[W]e may only be able to produce certain of our products at a very limited number of facilities, and, in some cases, we rely on third parties to formulate and manufacture our products. For example, we manufacture all of our Cerezyme and a portion of our Fabrazyme and Myozyme products at our facility in Allston, Massachusetts. A number of factors could cause production interruption at our facilities or the facilities of our third party providers, including equipment malfunctions, labor problems, natural disasters, power outages, terrorist activities, or disruptions in the operations of our suppliers.
Only after the disastrous effects of the contamination of the Allston facility in the summer of 2008 received wide-spread negative publicity, did the Individual Defendants add “facility contamination” to the litany of manufacturing risks in Genzyme’s Form 10-Q dated August 10, 2009, for the period ended June 30, 2009, and its Form 10-Q dated November 2, 2009, for the period ended September 30, 2009.

     80. Fabrazyme is Genzyme’s third highest revenue producing product: it generated almost $500 million in 2008. Fabrazyme (agalsidase beta) is used to treat Fabry disease, mother rare inherited condition where the lack of an enzyme known as a-GALA leads to a build up of lipids in the blood and organs of a patient causing many symptoms of varying severity including death. Genzyme’s product, Fabrazyme, permits infusion of an enzyme quite similar to a-GALA that allows treatment of Fabry disease itself rather than merely symptom control. The FDA approved Fabrazyme in April 2003.
     81. In a press release dated July 23, 2008, Genzyme continued bullish reports about the Company and continued to withhold the material information that there were serious deficiencies in internal controls over manufacturing at its Allston facility. The Individual Defendants either knew or consciously disregarded the fact that Genzyme’s manufacturing practices at the Allston facility, which manufactured Cerezyme, Fabrazyme and Myozyme 2000L were woefully deficient under FDA regulations.
C.	Individual Defendants Withhold Information about Substantial Regulatory Failures cited by FDA
     82. In truth, the FDA conducted an in-depth inspection of the Allston facility from September 15 to October 10, 2008, and documented:
significant deviations from current good manufacturing practice (CGMP) in the manufacture of licensed therapeutic drug products, bulk drug substances, and drug components. These products include Fabrazyme®, Cerezyme®, and Myozyme®. These deviations from CGMP include non-compliance with section 501(a)(2)(B) of the Federal Food, Drug and Cosmetic Act (FD&C Act), the requirements of your biologics license application approved under 351 of the Public Health Service Act (PHS Act), and Title 21, Code of Federal Regulations (21 CFR) Parts 210 and 211.
     83. At the end of the inspection, on October 10, 2008 the FDA inspectors issued to

Genzyme what is known as a Form FDA 483, or Notice of Inspectional Observations, which described a number of “significant objectionable conditions” related to Genzyme’s compliance with Current Good Manufacturing Practice (“CGMP”). A Form 483 lists only significant deviations directly related to applicable regulations. There were sixteen deficiencies listed on the Form 483, and many of the deficiencies were severe system-wide deficiencies (such as inadequate procedure to prevent contamination of sterile drug products, antiquated equipment and computer programs), rather than a one-time oversight or minor deviation. The February 27, 2009 Warning Letter (infra at ¶83) that relates back to the October 10, 2008 Form 483 states: “The deficiencies described in this letter are indicative of your quality control unit’s failure to fulfill its responsibility to assure the identity, strength, quality, and purity of your drug products and drug substances.” There is no question that receipt of a Form 483 concerning the manufacturing plant where three of the Company’s major products are produced is a material fact that, in fairness, must be disclosed to investors.
     84. The Form 483 was addressed to Defendant, Henri Termeer, and a response was drafted by many of the Individual Defendants and submitted to the FDA on October 31, 2008.
     85. Nevertheless, in an October 22, 2008 press release, while the Individual Defendants were busy responding to the serious allegations by the FDA, they nonetheless secreted the information of the Form 483 letter, and instead continued to tout the Company’s third-quarter performance and to encourage investors to believe there were nothing but smooth seas in the foreseeable future. The October 22, 2008 press release stated:
     Our broad geographic diversification, solid cash position, and group of marketleading products will allow us to sustain our growth through the current financial environment and over the longer term.

     Genzyme is on track to meet its goal of 20 percent compound average non-GAAP earnings growth from 2006 through 2011. For 2009, the company expects nonGAAP earnings to increase to approximately $4.70 per diluted share. Non-GAAP earnings are projected to rise to approximately $7.00 per diluted share by 2011.
     86. Meanwhile two other material deleterious events occurred that the Individual Defendants also refused to divulge to shareholders. A contamination by a virus known as the Vesivirus, that is generally considered not harmful to humans but destroys other mammalian cells, contaminated some of the bioreactors in a Geel, Belgium manufacturing plant that produced Genzyme’s Myozyme 4000L product for treatment of Pompe disease and contaminated the one reactor in the Allston facility that produced Myozyme 2000L in the autumn of 2008. These contaminations contributed to a severe shortage of Myozyme which had to be rationed among the world’s population of Pompe patients. Rather than acknowledge the true reason for the tightening of supply, Genzyme tried to deflect blame solely to the delay of the regulatory bodies, e.g., the FDA, to approve the marketing of Myozyme 2000L, or Lumizyme, with the speed that Genzyme had falsely told investors to expec. The Individual Defendants’ failure to produce adequate supplies of Myozyme to treat the population of Pompe patients has placed its highly valuable marketing exclusivity (which does not expire until 2013) at risk, and thereby jeopardized market share to competitors.
     87. In a press release issued on January 13, 2009, Individual Defendants continued to suppress any information about the FDA’s investigation of the Allston facility or the contamination at the Geel, Belgium facility and, instead continued to tout the strength of the Company, stating:
     Genzyme is on track to meet its goal of 20 percent compound average non-GAAP earnings growth from 2006 through 2011. For 2009, the company expects nonGAAP earnings to increase to approximately $4.70 per diluted share.
It also continued to mislead investors about the likely FDA approval of Lumizyme:
     Genzyme currently has U.S. approval to sell Myozyme produced at the 160 L scale; approval of 2000 L scale production is needed to provide broader access to treatment for U.S. patients with late-onset Pompe disease. In October, an FDA advisory committee affirmed by a vote of 16-1 that the clinical effectiveness of Myozyme produced at this scale had been established, and Genzyme expects FDA action on its BLA by February 28 [2009]. The product will be called LumizymeTM (alglucosidase alfa).
     Genzyme’s January 13, 2009 press release also reported further strong results for Cerezyme (with sales up $5 million over the fourth quarter in 2007 and up $100 million over the previous year) and Fabrazyme (with sales up 18% over the fourth quarter in 2007 and up 17% over the prior year), and announced that “[r]evenues for 2009 are expected to be between $5.2 billion and $5.4 billion.”
     88. Remarkably, on February 11, 2009 the Individual Defendants caused Genzyme to issue yet another rosy press release extolling the Company’s fourth quarter results and again assuring investors that the Company “anticipates FDA action by February 28 (20091 on its filing for U.S. approval of Lumizyme” and stating “Myozyme revenue is expected to increase to $430-$440 million [in 2009], compared with $296 million in 2008.”
D.	FDA’s February 27, 2009 Warning Letter and Rejection of Lumizyme
     89. On February 27, 2009 Genzyme received a letter addressed to Defendant, CEO, President and Chairman Henri A. Termeer entitled “Warning Letter.” This Warning Letter, a serious document, is the outcome of Genzyme’s failure to address the significant manufacturing deficiencies in the October 10, 2008 Form 483. The Warning Letter required a response by the Company within fifteen days. The Warning Letter states:
     Failure to promptly correct these deviations may result in further regulatory action without further notice. Such actions may include license suspension and/or revocation, seizure or injunction.
     Additionally, FDA may withhold approval of requests for export certificates, or approval of pending new drug application listing your facility as a manufacturer until the above violations are corrected. A re-inspection may be necessary.
     90. Genzyme received a second letter from the FDA, known as a “Complete Response” on February 27, 2009 that clearly stated the FDA would not approve the marketing of Lumizyme until Genzyme resolved the deficiencies at the Allston facility.
     91. Finally, more than six months after they were first notified by the FDA of the problems at the Allston facility, and years after the Individual Defendants knew or consciously disregarded knowing about their systemic manufacturing deficiencies, and after having allowed the Insider Trading Defendants to make tens of millions of dollars in insider trades, the Individual Defendants caused the Company to issue a press release with the following disclosures:
     In September and October 2008, FDA officials conducted a Good Manufacturing Practices, or GMP, inspection of licensed therapeutic drug products, bulk drug substances and drug components manufactured at our Allston, Massachusetts facility. We manufacture Cerezyme, Fabrazyme and Myozyme and perform fill/finish for Aldurazyme and Thyrogen at this facility. After this inspection, the FDA officials issued a list of inspection observations known as a Form FDA 483. The form detailed inspectional observations considered by the FDA to be significant deviations from GM.P compliance, including observations relating to our procedures designed to prevent microbiological contamination of sterile drug products; controls for in-process monitoring during bulk drug substance manufacturing, including our controls for bioburden monitoring; and maintenance of equipment and computer systems validation. We responded to the Form FDA 483 on October 31, 2008 with a plan and timeline to address the inspectional observations and provided a progress update on February 23, 2009 to the FDA. On February 27, 2009, we received a warning letter from the FDA that requested supplemental information in order to fully evaluate the adequacy of our corrective actions with respect to nine of the FDA’s sixteen observations in the Form FDA 483. We currently are reviewing the warning letter and plan to respond to the FDA in writing within fifteen business days of receipt of the letter as is required. We are committed to working cooperatively with the FDA regarding this matter. The issuance of the warning letter does not affect the continued distribution of our Genetic Diseases products currently on the market or our inventory currently on hand. We believe that the products produced at our Allston facility continue to meet the highest quality and safety standards.
     Failure to correct the deviations cited in the FDA’s warning letter could result in further regulatory action, including suspension of our license to manufacture products at the facility, or lead to a delay in the approval of new products. The FDA will not approve our application to market alglucosidase alfa produced at the 2000L scale gumizymel at our Allston facility until the issues identified in the warning letter are resolved to the FDA’s satisfaction. (Emphasis added).

     92. Although the two letters were received by Genzyme on Friday, February 27, 2009, the Individual Defendants did not disclose the existence of the two letters until late Monday, March 2, 2009, after trading on the NASDAQ had stopped. This delay in reporting was criticized by some analysts. “One would definitely have thought” the Company had a duty to disclose earlier; people do read press releases over the weekend as well, said Geoffrey Porges, a biotechnology analyst at Sanford C. Bernstein.
     93. Genzyme stated in its March 2, 2009 press release that its revised projections for Myozyme revenue in 2009 were in the range of $370-$380 million, down from the projections of $430-$440 million made just a few weeks earlier. It is noteworthy that the March 2, 2009 disclosure only revealed part of the material information that the Individual Defendants had been withholding for months: they still did not reveal the contaminations in the Allston facility and in Geel, Belgium, that had limited the supply of Myozyrne.
     94. The result of Genzyme’s March 2, 2009 revelation was a drop in the stock trading price from $56.52 on March 2 to $52.48 on March 3, 2009, a drop of more than 7%.
     95. On March 11, 2009, The Wall Street Journal published excerpts of a redacted copy of the FDA’s February 27, 2009 Warning Letter which it had obtained from the FDA. The article further stated that “Defendant Bamforth, Genzyme’s Senior Vice President, Corporate Operations and Pharmaceuticals, said ‘the company has addressed 80% of the problems cited by the FDA and expects to resolve all of the issues by the end of April....’ He further stated the Boston plant continues to produce treatments and that ‘the efficacy and safety of our products is unchanged.” David Armstrong, “FDA Warns Genzyme on Plant Condition,” The Wall Street Journal, Mar. 11, 2009.

     96. In reaction to the Wall Street Journal article and despite Bamforth’s reassurances, on March 11, 2009, Genzyme’s stock price dropped another $2.37 per share, or 4.3%, to close at $52.82.
     97. On April 22, 2009, the Individual Defendants caused Genzyme to issue a press release disclosing its financial results for the quarter ended March 31, 2009 (the “April 22, 2009 Press Release”). The Company reported financial results that were below analysts’ expectations. Just as the Individual Defendants misled the patients in the Pompe community, they attributed Genzyme’s inability to meet analysts’ expectations to a slow down in sales of Myozyme due to supply constraints, implying that it was the failure of the FDA to approve Lumizyme that caused the supply restraints, rather than reveal the contamination and manufacturing issues that arose in the fall of 2008 in the Geel, Belgium plant and the Allston facility. Genzyme nevertheless reaffirmed its revenue and earnings guidance for 2009 and informed investors that it anticipated the prompt approval of Lumizyme “late in the second quarter or in the third quarter” of 2009.
E.	Allston Facility Shuts Down — No Production of Cerezyme or Fabrazyme in Summer 2009
     98. In mid-June 2009 the failure of the Individual Defendants to correct operational deficiencies at Genzyme’s Allston facility caused a second contamination by the Vesivirus, this time infecting all six reactors at the plant. In a June 16, 2009 Press Release, the Company announced that it would have to suspend production of Cerezyme and Fabrazyme, two of the Company’s top-selling drugs which were manufactured at the Allston facility, in order to sanitize the entire facility. Additionally, the Company disclosed for the first time more than eight months after the fact, that the virus that was just detected was the same virus that had caused the decline in productivity of Myozyme at the Allston facility and the Geel, Belgium facility in the fall of 2008. Therefore, the same virus that had caused shortages of Myozyme in the first quarter of 2009 was now causing shortages of Cerezyme and Fabrazyme.

     99. Genzyme’s stock dropped 5.5%, or $3 per share, from its $55.62 close on June 15, 2009 to its close at $52.75 on June 15, 2009.
     100. The Allston facility remained closed for the months of June and July 2009, and the Company was forced to ration Cerezyme and Fabrazyme to the marketplace due to their high demand and the Company’s low inventory of the products. By failing to provide for multiple supply lines of two of its key products, Cerezyme (on which Genzyme acknowledged numerous occasions “the business is dependent”) and Fabrazyme, the Individual Defendants engaged in gross negligence, recklessness, and a breach of their fiduciary duties of good faith and loyalty.
     101. On July 22, 2009, the Individual Defendants caused Genzyme to issue a press release (the “July 22, 2009 Press Release”) lowering its earnings forecast for 2009 from $3.52 per share to a range of $2.35 to $2.90 per share. The July 22, 2009 Press Release stated that the shutdown of the Allston facility had caused the Company a $13 million loss of revenue for the quarter ended June 30, 2009. Due to the product shortages caused by the shutdown, Genzyme lowered its 2009 revenue projections for: a) Cerezyme to a range of $750 million to $1 billion from a prior forecast of $1.25 billion to $1.275 billion, b) Myozyme to a range of $330 million to $340 million from a previous range of $370 million to $380 million, and c) Fabrazyme to a range of $510 million to $520 million from a prior forecast of $560 million to $570 million. In sum, Genzyme reduced its 2009 revenue projections to between $4.6 billion and $5 billion, down from a previous estimate of $5.15 billion to $5.35 billion.
     102. In response to the lowered forecast, Genzyme’s stock dropped 8.4%, or $4.70 per share, from its $55.91 close on July 21, 2009 to close at $51.21 on July 22, 2009.
     103. In a Form 10-Q dated August 10, 2009, for the period ended June 30, 2009, the Individual Defendants revealed for the first time that the FDA needed to re-inspect the

Company’s Allston facility another time, as at the time of the FDA’s inspection in May 2009 the problems that the FDA had previously highlighted remained uncorrected. In pertinent part, the August 10, 2009 10-Q stated the following:
[T]he FDA’s CR Letter stated that before the FDA would approve Lumizyme, we would need to resolve issues identified in a Warning Letter related to our Allston facility that we received in February 2009, on the same day as the CR Letter. An FDA inspector inspected the plant in May 2009 as a follow up to the Warning Letter. At the end of July 2009, the FDA informed us that it will re-inspect our Allston facility to verify that all corrective and preventative actions identified in the February Warning Letter have been implemented. The FDA indicated that all promised actions had not been either fully or adequately implemented at the time of the May inspection, such as identifying measures to prevent column rouging; inspection and preventative maintenance, or PM, of remaining
     106. Of even greater concern than the loss of inventory of Cerezyme ingredients caused by the Allston facility shut-down is the substantial boost this loss gave to companies with competing drugs (e.g., Shire plc and Protalix Biotherapeutics) that were allowed by FDA protocol to market their drugs to try to make up for the shortfall caused by the inability of Genzyme to supply Gaucher patients with Cerezyme or Fabry patients with Fabrazyme. Thus, due to the gross negligence, recklessness and breach of fiduciary duties of loyalty and good faith by the Individual Defendants, Genzyme’s number one product, Cerezyme, whose continued success was vital to the Company, was put at risk. Additionally, Genzyme risked losing its marketing exclusivity for Fabrazyme and market share for both products.
F.	Foreign Objects Found in Products Manufactured at Allston Facility
     107. The devastating news about the sub-standard manufacturing conditions at the Allston facility kept harming the Company. On November 13, 2009 the Company issued a press release warning U.S. healthcare providers that every enzyme-replacement product manufactured at the Allston facility (Cerezyme, Fabrazyme, Myozyme, Aldurazyme and Thyrogen) might contain foreign objects, such as bits of steel, rubber and fiber. The FDA did not recall the drugs, however, because many patients of these orphan drugs had already suffered an interruption in therapy due to the summer shut-down. Therefore, the FDA determined to merely advise super vigilance by the health providers dispensing the products. The five drugs represent roughly half of Genzyme’s $4.6 billion in annual sales.
     108. As a result of the dissemination of the foreign object contamination warning, the share price dropped to $49.28 from its closing at $53.17 on November 12, 2009.
     109. Three days later, on November 16, 2009, Genzyme issued another devastating press release advising that the FDA did not approve its application to market Lumizyme and “stated that satisfactory resolution of deficiencies related to the Allston Landing manufacturing plant are required before the Lumizyme application can be approved.” Additionally it admitted that the FDA issued yet another Form 483 resulting from, inter alia, Genzyme’s need to address deficiencies including “establishing additional internal controls” at the Allston facility.
     110. On September 1, 2009, in an article entitled “Inspectors Find Major Flaws at Genzyme Plant,” The Boston Globe reported that the European Medicines Evaluation Agency had recently inspected the Allston facility and identified a “major deficiency” at the plant. This prompted one analyst to downgrade Genzyme’s stock, and even go so far as to state that “While we have urged patience until now, we are surprised that there are still significant deviations at Allston this late in the game.” The analyst also reported that fewer than 10% of European Medicines Agency observations have been characterized as “major,” and lowered his Cerezyme estimates “considerably” through 2012 as he felt “that the odds of continued delays at Allston Landing and longer-lasting fallout of said delays are now higher.”
G.	Consent Decree
     111. As a result of the repeated contaminations of the Allston plant and the Individual

Defendants’ failure to correct the manufacturing process, the FDA fined Genzyme $175 million, stating that the Company had violated stringent manufacturing rules and compromised patients’ safety and finding that the plant suffered from 49 instances of manufacturing deficiencies. The Company was forced to enter into a Consent Decree in the United States District Court for the District of Massachusetts to correct the manufacturing and product quality violations.
     112. Pursuant to the Consent Decree, Genzyme must retain a third-party consultant to assist in submitting a remediation plan to the FDA and to oversee the implementation of the plan. The decree contemplates a remediation plan that will take two to three years to complete, with milestones staggered throughout this period. For each milestone Genzyme misses, the FDA can require Genzyme to pay liquidated damages of $15,000 per day per affected drug until the remediation milestone has been satisfied. Genzyme also may face an additional $130 million in fines if certain operations “filling” axe not relocated from the Allston, Massachusetts facility.
     113. The manufacturing deficiencies culminating in the May 24, 2010 Consent Decree and the competitive advantage gained by Genzyme’s competitors by Genzyme’s inability to meet their patients’ needs for Cerezyme and Fabrazyme has depreciated the value of Genzyme. This has been admitted by Defendant Henri Termeer:
“The manufacturing issue had a true impact, there’s no doubt about it,” Genzyme chief executive Henri Termeer said yesterday. “It put a light on this company and made us potentially more of a company that [other[ companies looked at.”
Steven Syre, A little virus played key role in a big deal, THE BOSTON GLOBE, Feb. 17, 2011, http://www.boston.com/business/healthcare/articles.html.
H.	The Insider Trading Defendants’ Illegal Insider Stock Sales
     114. Based on their knowledge of material non-public information regarding the contamination and manufacturing issues at the Allston facility, as well as the other adverse facts described above, from July 25, 2007 to September 17, 2009, defendants Termeer, Wirth, Collier,

A. Smith, S. Smith, Gemayal, Bamforth, Moscicki, Carpenter, Cooney, Wyzga, Berthiaume, Dzau, Meeker, Mack, DesRosier and Csimma (“Insider Trading Defendants”) illegally sold more than $117 million worth of their personally held Genzyme stock at artificially high prices, as indicated in the following paragraph.
     115. The Insider Trading Defendants received over $117 million in gross proceeds from their sales of Genzyme stock during the Relevant Period. For example, after receiving on October 10, 2008, Form 483 from the FDA concerning significant deficiencies at Genzyme’s Allston facility, which was not disclosed to the public, Defendant Berthiaume sold over 77,000 shares of Genzyme, grossing $835,408.00 on November 4, 2008. And on January 16, 2009, while notice of the FDA Form 483 was still being withheld from the public, Defendant Wirth sold 232,180 shares of stock at $66.50 per share, grossing more than $15,000,000 just six weeks before the share price crashed to $52.48 per share on March 3, 2009, upon publication of the news of the substandard manufacturing conditions and FDA’s non-approval of Lumizyme because of the substandard manufacturing conditions at the Allston facility. The illegal sales are as follows:

Name	Date of Sale	# of Shares Sold	Price per Share	Gross Proceeds
Henri A. Termeer	5/26/2009	9,637	$56.54	$544,849.00
	12/7/2007	20,000	$72.40	$1,448,000.00
	10/30/2007	50,723	$73,56	$3,731,183.88
	10/29/2007	32,241	$75.06	$2,420,009.46
	10/29/2007	5,500	$74.00	$407,000.00
	10/29/2007	120,285	$73.53	$8,844,556.05
	10/26/2007	257,053	$75.07	$19,296,968.71

	Total	495,439		$36,692,567.10

Peter Wirth	1/16/2009	232,180	$66.50	$15,439,970.00

	Total	232,180		$15,439,970.00

Richard A. Moscicki	9/23/2008	36,635	$76.73	$2,811,003.55
	6/25/2008	36,635	$72,00	$2,637,720.00
	1/17/2008	45,793	$82.00	$3,755,026.00
	1/8/2008	45,793	$78.00	$3.571,854,00
	12/31/2007	21,334	$74,68	$1,593,223,12

	Total	186,190		$14,368,826.67

Name	Date of Sale	# of Shares Sold	Price per Share	Gross Proceeds
Earl M. Collier, Jr.	5/26/2009	1,641	$56.54		$92,779.68
	7/8/2008	16,200	$75.00		$1,215,000.00
	1/16/2008	90,000	$80.00		$7,200,000.00
	10/15/2007	32,400	$75,00		$2,430,000.00

	Total	140,241			$10,937,779.68

Alan E. Smith	6/2/2009	1,809	$61.40		$111,064.82
	5/26/2009	885	$56.54		$50,036.31
	12/8/2008	55,521	$65.17		$3,618,303.57
	8/14/2008	15,000	$82.51		$1,237,650.00
	8/5/2008	27,761	$78.00		$2,165,358.00
	7/15/2008	18,455	$79.70		$1,470,863.50
	12/17/2007	20,000	$75.00		$1,500,000.00

	Total	140,121			$10,153,276.20

Sandford D. Smith	5/26/2009	1,641	$56.54		$92,785.91
	1/16/2008	20,181	$79.70		$1,608,425.70
	1/11/2008	4,719	$79.70		$376,104.30
	1/9/2008	100	$79.70		$7,970.00
	10/15/2007	25,000	$74.77		$1,869,250.00
	10/10/2007	25,000	$69.80		$1,745,000,00

	Total	76,641			$5,699,535.91

Robert J. Carpenter	5/22/2009	1,000	$58.70		$58,700.60
	5/15/2009	1,452	$59.40		$86,243.86
	5/14/2009	10,000	$60.33		$603,277.00
	5/13/2009	10,000	$60.62	5	606,238.00
	5/12/2009	2,548	$60.70		$154,652.64
	5/12/2009	7,452	$60.70		$452,304.36
	5/11/2009	10,000	$61.28		$612,775.00
	11/15/2007	18,543	$73.05		$1,354,566.15
	11/2/2007	1,219	$75.00		$91,425,00
	11/1/2007	17,324	$75.00		$1,299,300.00

	Total	79,538			$5,319,482.61,

Charles L. Cooney	6/1/2009	2,500	$59.40		$148,508.75
	5/13/2009	3,000	$60.19		$180,570,00
	4/24/2009	4,000	$53.35		$213,386.40
	2/23/2009	6,000	$69.69		$418,140.00
	5/2/2008	27,000	$70.67		$1,908,090.00

	Total	42,500			$2,868,695.15

Georges Gemayel	10/30/2007	37,500	$76.00		$2,850,000.00

	Total	37,500			$2,850,000.00

Name	Date of Sale	# of Shares Sold	Price per Share	Gross Proceeds
Michael S. Wyzga	8/12/2008	29,390	$79.00	$2,321,810.00
	12/17/2007	5,140	$74.89	$384,934.60

	Total	34,530		$2,706,744.60

Mark R. Bamforth	8/14/2009	19,232	$81.71	$1,571,446.72
	8/6/2008	6,445	$79.00	$509,155.00
	7/15/2008	6,445	$79.00	$509,155.00

	Total	32,122		$2,589,756.72

Douglas A. Berthiaume	11/4/2008	11,200	$74.59	$835,408.00
	5/21/2008	24,000	$67.71	$1,625,040.00

	Total	35,200		$2,460,448.00

Victor J. Dzau	11/29/2007	5,000	$75.00	$375,000.00
	11/21/2007	10,000	$72.00	$720,000.00
	11/13/2007	10,000	$72.00	$720,000.00

	Total	25,000		$1,815,000.00

David Meeker	8/15/2008	17,790	$83.19	$1,479,950.10

	Total	17,790		$1,479,950.10

Connie Mack III	3/3/2008	19,900	$72.32	$1,439,168.00

	Total	19,900		$1,439,168.00

Thomas DesRosier	8/7/2008	10,725	$78.99	$847,167.75

	Total	10,725		$847,167.75

Zoltan Csimrna	5/26/2009	638	$56.54	$36,069.46

	Total	638		$36,069.46

     116. Certain of the above sales were transacted pursuant to 10b5-1 trading plans, including plans adopted on December 12, 2007, March 17, 2008, and December 4, 2008. Share sales transacted pursuant to 10b5-1 plans adopted during the Relevant Period provide no safe harbor for the Insider Trading Defendants, however, because they were adopted at a time when the Defendants had knowledge of the severe and systemic problems within Genzyme that was wrongfully withheld from the investing public, as described in the facts and allegations contained herein.
     117. As a result of the sales detailed above, the Insider Trading Defendants were unjustly enriched and the proceeds from these sales should be returned to the Company.
I.	Merger and Acquisition
          1. A Weakened Genzyme Becomes a Target for Hostile Tender Offer
     118. By May 2010 Genzyme’s shares had fallen roughly 46% from a high of nearly $84 in July 2008 due primarily to the Individual Defendants’ abysmal failure to correct manufacturing deficiencies causing the $175 Million fine and Consent Decree with the FDA, the harmful stoppage of production of all six reactors at the Allston facility in June and July 2009 and the migration of disgruntled Gaucher and Fabry patients to competitive products, the insider trading and the multiplicity of class action and derivative lawsuits by investors.
     119. Defendant, Henri Termeer, faced proxy challenges from both shareholder Carl Icahn and Ralph Whitworth, the principal of Relations Investors, Inc.
     120. The Company’s stock price has never again reached its 2008 peak. Indeed, more than a year after the contamination and forced shutdown of the Allston, Massachusetts facility, supplies of Cerezyme and Fabrazyme remain heavily depleted and insufficient to meet patient demand. On September 15, 2010, Genzyme announced that it would not be able to stop rationing Fabrazyme until mid-2011 — almost two years after the shortage began. See Genzyme To End Fabrazyme Rationing By Mid-2011, THE WALL STREET JOURNAL ONLINE, September 15, 2010.
     121. These quality control and regulatory issues and drug shortages have resulted in hundreds of millions of dollars in lost sales, prompting Genzyme to forecast a drop in its annual revenue, estimating 2010 annual revenue to be $4.4 billion, down from $4.5 billion in 2009. Genzyme’s share price also has suffered. As late as July 1, 2010, just one day before reports began to circulate of a potential Sanofi bid, Genzyme’s stock closed at $49.86. On July 22,

2010, the day before reports of Sanofi’s informal acquisition approach regarding the possible purchase of the Company was announced, Genzyme’s market value was $14.5 billion and its stock closed at only $54.17 per share.
     122. Reports of Sanofi-Aventis’ interest in the freshly devalued Genzyme began circulating in the business journals in late July 2010 and on August 2, 2010 Sanofi made a formal offer of $69 per share.
     123. The Genzyme Board rejected the offer arguing that Sanofi was taking advantage of the Company’s manufacturing woes and an artificially depressed share price.
     124. On October 7, 2010 Sanofi took its offer directly to shareholders in a hostile tender offer. Less than 1% of the shareholders accepted the tender at $69.00.
     125. Genzyme failed to actively solicit proposals from any other pharmaceutical companies despite the fact that Morningstar identified other prospective buyers, Johrison & Johnson, GlaxoSmith Kline, Pfizer and Amgen who would have been interested in bidding for Genzyme if Genzyme had actively solicited their overtures.
          2. The Proposed Transaction
     126. Genzyme announced on February 16, 2011, that the Current Director Defendants signed a Merger Agreement with Sanofi and intended to sell the Company, and at an Offer Price massively impacted by the Director Defendants’ own wrong-doing. The February 16, 2011 press release states in pertinent part:
Sanofi-aventis to Acquire Genzyme for $74.00 in Cash per Share Plus Contingent Value Right
Combination will enhance sanofi-aventis’ sustainable growth strategy by expanding its footprint in biotechnology
Genzyme to become sanofi-aventis’ global center for excellence in rare diseases and will maintain a sizeable presence in the greater Boston area
Paris, France and Cambridge, Massachusetts — February 16, 2011 — Sanofiaventis (EURONEXT: SAN and NYSE: SNY) and Genzyme Corporation (NASDAQ: GENZ) announced today that they have entered into a definitive agreement under which sanofi-aventis is to acquire Genzyme for $74.00 per share in cash, or approximately $20.1 billion’. In addition to the cash payment, each Genzyme shareholder will receive one Contingent Value Right (CVR) for each share they own, entitling the holder to receive additional cash payments if specified milestones related to LemtradaTM (alemtuzumab MS) are achieved over time or a milestone related to production volumes in 2011 for Cerezyme and Fabrazyme® is achieved. The transaction, which has been unanimously approved by the Boards of Directors of both companies, is expected to close early in the second quarter of 2011, subject to customary closing conditions. The acquisition is expected to be accretive to sanofiaventis’ Business Net
     127. The timing of the Proposed Transaction is suspicious coming as it does at a time when the Director Defendants face liability for the derivative claims asserted herein. The Proposed Transaction, rather than being solely for the benefit of the Company’ shareholders, is designed to benefit the Director Defendants who seek to insulate themselves from derivative liability. In other words, Genyme is being sold quick and cheap. The timing of the Proposed Transaction has been engineered to cap the trading price of Genyme’s shares and if consummated will result in Genyme’s shareholders losing their investment of the Company at below its true value. Genzyme’s directors would understandably acquiesce in a merger that would extinguish potential derivative claims in the wake of revelations of the manufacturing deficiencies at Genzyme, less than truthful disclosures to shareholders, and over $100 million in insider trading.
     128. Accordingly, reduced value of Genzyme caused by the Defendants’ breach of fiduciary duties in consciously disregarding their duty to maintain internal controls over operations is reflected in the $74 per share cash purchase price that Sanofi was willing to pay Genzyme shareholders. Upon information and belief, due solely to the breach of the fiduciary duties by the Interested Director Defendants and Officer Defendants, Sanofi agreed to only pay an additional $1 per share as a contingent payment under the CVR provided that Genzyme meet the production milestones for Cerezyme and Fabrazyme in the CVRA. But for the Defendants’ breach of their fiduciary duties, the Genzyme shareholders would have received $75 cash per share.
     129. The Director Defendants are breaching their duties of loyalty and due care, by making the shareholders lose the value of $1 per share in a cash deal by permitting Sanofi to deduct $1 per share from the cash price and making it contingent on the Company’s meeting the Cerezyme and Fabrazyme production milestones. If Sanofi was not willing to pay the additional $1 per share as part of the non-conditional cash component of the deal, the Director Defendants should have insisted that the Interested Director Defendants and the Officer Defendants make the shareholders whole by themselves paying the additional $1 per share and by commencing an auction process to maximize value for shareholders in the sale of the Company.
     130. Furthermore, by engineering the Proposed Transaction prior to pending derivative claims being heard, the Current Director Defendants are denying shareholders potentially millions of dollars of damages resulting from the derivative claims. This attempt to extinguish the derivative claims is being perpetrated for the benefit of the Current Director Defendants and at the expense of the Company’s shareholders.
3.	Pursuant To the Proposed Transaction, the Board Improperly Agreed To Material Deal Protection Devices That Have Effectively Prevented Potential Bidders From Making A Superior Offer
     131. On February 16, 2011, the Company filed the Merger Agreement with the SEC. As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company. All the Director Defendants, including the five who were newly appointed, have a duty under Massachusetts law to maximize shareholder value by obtaining the highest value per share for the shareholders, once they have made the decision that the best interests of the corporation would not be served by the continued independence of the corporation. The Director Defendants failed to meet this obligation by permitting the Merger Agreement to contain the following onerous and preclusive deal protection devices.
     132. By way of example, §6.3 of the Merger Agreement includes a “no solicitation” provision barring the Board and any Company personnel from initiating, soliciting or taking any other action designed to result in the making, submission or announcement of, any proposal or offer that attempts to procure a price in excess of the Offer Price. This section also demands that the Company terminate any and all prior or on-going discussions with other potential suitors.
     133. In addition, pursuant to §6.3 of the Merger Agreement, should an unsolicited bidder appear, the Company must notify Sanofi of the bidder’s offer within forty-eight (48) hours from receiving the alternative proposal. Thereafter, should the Board determine that the unsolicited offer is superior; Sanofi is granted three business days to amend the terms of the Merger Agreement to make a counter-offer so that the competing bid no longer constitutes a superior proposal. Sanofi is able to match the unsolicited offer because it is granted unfettered access to the unsolicited offer, in its entirety, eliminating any leverage that the Company has in receiving the unsolicited offer, and significantly deterring an alternative offer from coming forward.
     134. In other words, the Merger Agreement gives Sanofi access to any rival bidder’s information and allows Sanofi a free right to top any superior offer. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly ensures that any “auction” will favor Sanofi and piggy-back upon the due diligence (and financial outlay) of the foreclosed second bidder.
     135. Moreover, pursuant to §§8.3-8.5 of the Merger Agreement, Genzyme has agreed to pay an improper termination fee of $575 million payable to Sanofi in certain circumstances, including if Genzyme terminates the Merger Agreement because the Board has determined to pursue another alternative superior proposal.
     136. Further, in an attempt to “lock up” the Proposed Transaction, Genzyme has granted Sanofi an irrevocable “Top-Up Option” allowing Sanofi to purchase additional Company shares needed to affect a Short-form Merger. The Top-Up Option allows Sanofi to acquire up to 90% plus one share of Company common stock and pursue a short form merger without a shareholder vote and without any requirement of establishing the entire fairness of the Proposed Transaction. Furthermore, the shares purchased pursuant to the Top-Up Option can be purchased by Sanofi with a promissory note bearing interest at 1.31%. Upon consummation of the Proposed Transaction, Sanofi can simply cancel the terms of the promissory note, meaning the transaction would be funded by the Company.
4.	The Defendants Have Failed to Disclose Material Information to Shareholders Concerning the Proposed Transaction
     137. On March 7, 2011, Genzyme filed a Recommendation Statement on Form 14D-9 with the Securities and Exchange Commission in connection with the Proposed Transaction. The 14D-9 fails to provide the Company’s shareholders with material information and provides them with materially misleading information thereby rendering Plaintiff and the Class unable to make an informed decision concerning the Proposed Transaction.

     138. Among other things, Defendants have failed to provide adequate information concerning the background of the merger; the value of the consideration being offered to Genzyme’s shareholders, including the CVR; the interests of the defendants and their advisors in connection with the Proposed Transaction; and the analyses performed and conclusion reached by the financial advisors to the Company, upon whose advice they base their recommendation to the Company’s shareholders that they tender their shares to Sanofi.
COUNT I
Class Claim for Breach of Fiduciary Duties of Loyalty, Due Care,
Good Faith and Fair Dealing against the Individual Defendants
     139. Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.
     140. The Individual Defendants were and are under a duty to: (a) act in the interests of the equity owners; (b) maximize shareholder value; (c) undertake appropriate evaluation(s) of the proposed merger/acquisition offer(s); and (d) act in accordance with their fundamental duties of due care, loyalty, good faith and fair dealing; and refrain from acting where their interests conflict with those of the other Genzyme shareholders.
     141. By the acts and courses of conduct alleged herein, the Individual Defendants, in breach of their fiduciary duties to Plaintiff and the other members of the Class, have agreed to the terms of the Merger Agreement even though Sanofi’s determination to make an additional $1 per share contingent on Genzyme’s meeting production schedules was directly due to director and officer defendants’ breach of fiduciary duty that caused the manufacturing problems.
     142. The Individual Defendants are incapable of fairly and adequately evaluating or negotiating the Merger Agreement because they have put ahead of the Plaintiff s and other shareholders’ interests their own self-interest in an attempt to immunize themselves from all liability for their breach of fiduciary duties and to pass that cost directly to the Genzyme public shareholders. The Defendants’ conduct is in direct violation of their fiduciary duties.
     143. As a result of the actions of the Individual Defendants, Plaintiff and the other members of the Class are and will be prevented from obtaining the highest value reasonably available for their shares of Genzyme common stock.
     144. The conduct of the Individual Defendants as described above can only be prevented if this Court enters an order appointing an independent special committee of the Company with full authority to (a) evaluate, negotiate and if in the best interests of all of the shareholders accept a bid from Sanofi that pays $75/share; and (b) pursue other opportunities to obtain the highest value reasonably available for the shares in the Company.
     145. Plaintiff and the Class are also entitled to compensatory damages together with interest and costs for diminution of the value of their shares as a result of the Individual Defendants’ conduct described above.
COUNT II
Class Claim for Breach of Fiduciary Duty of Disclosure against All Defendants
     146. Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.
     147. The Defendants owe the duty of full and fair disclosure to the Company’s stockholders. The Individual Defendants have breached that duty as alleged above. Individual Defendants have not disclosed to public shareholders that the price for their shares has been in any way diminished because of Defendants’ breach of their fiduciary duties and that by virtue of the Merger Agreement the Defendants will be immunized from all liability to the public shareholders. In addition, Defendants have failed to adequately disclose and, in fact, have obscured the assumptions relied upon in calculating the value of the CVR. The Defendants’ breaches have and will damage Plaintiff and the Class. Due to this breach of duty, Plaintiff and the Class have no means by which to protect their interests absent the Court’s appointment of an independent special committee as described above.
COUNT III
Class Claim for Aiding and Abetting Breaches of Fiduciary Duties
Against Genzyme, Sanofi and Merger Sub
     148. Plaintiff repeats and re-alleges each allegation set forth herein.
     149. Defendants Genzyme, Sanofi and Merger Sub by reason of their status as parties to the Merger Agreement, and their possession of non-public information, have aided and abetted the Individual Defendants in the aforesaid breach of their fiduciary duties.
     150. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of defendants Genzyme, Sanofi and Merger Sub who, therefore, have aided and abetted such breaches in the possible sale of Genzyme to Sanofi.
     151. As a result of the unlawful actions of defendants Genzyme, Sanofi and Merger Sub, Plaintiff and the other members of the Class will be irreparably harmed in that they will not teceive fair value for Genzyme’s assets and business. Unless the actions of Defendants Genzyme, Sanofi and Merger Sub are enjoined by the Court, Defendants Genzyme, Sanofi and Merger Sub will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to plaintiff and the members of the Class.
     152. Plaintiff and the Class have no adequate remedy at law.
COUNT IV
Derivative Claim Against the Interested Director Defendants and Officer

Defendants for Breach of Fiduciary Duties of Loyalty, Good Faith and Candor
     151. Plaintiff repeats and re-alleges each allegation set forth herein.
     152. Individual Defendants, by reason of their positions as fiduciaries of the Company, owed to the Company the duties of undivided loyalty, good faith, and truthful disclosure.
     153. As alleged herein, Individual Defendants breached their fiduciary duties of loyalty, good faith and candor by knowingly causing the Company to: (1) falsely portray that its manufacturing facilities were compliant with FDA standards; (2) conceal the material fact that the manufacturing deficiencies were sufficiently severe to cause the FDA to issue a Form 483 in October 2008; (3) conceal the true reason for the Company’s inability to meet demand for its products; (4) materially mislead the Company’s shareholders about the expected product and revenue growth of Cerezyme, Fabrazyme, and Myozyme; (5) materially mislead the Company’s shareholders about the approval schedule of Lumizyme; (6) conceal from shareholders that the Company lacked adequate internal controls; and (7) fail to take appropriate action to prevent or correct this misconduct.
     154. As a direct and proximate result of the Individual Defendants’ breaches of their fiduciary duties, Genzyme sustained damages, as alleged herein.
COUNT V
Derivative Claim Against the Interested Director Defendants
For Failure to Adhere to Their “Caremark” Duty of Care
     155. Plaintiff repeats and re-alleges each allegation set forth herein.
     156. Director Defendants owe a duty to the Company as fiduciaries to oversee the business and operations of the Company in such a manner that is neither reckless, wanton, nor willful, nor an intentional dereliction of their duty. This obligation includes a duty to attempt in good faith to assure that: (1) a corporate information and reporting system, which the Board concludes is adequate, exists, and (2) this system is sufficient to assure that appropriate information regarding organizational compliance with applicable laws will come to the Board in a timely manner in the ordinary course.
     157. By permitting the Allston Facility, “one of the world’s largest cell-culture manufacturing plants” approved for commercial production by the FDA in 1996, and responsible for the creation and purification of three of the main products of the Company, to have either non-existent or woefully inadequate protocols over manufacturing quality, the Interested Director Defendants, either intentionally breached or consciously disregarded their fiduciary duties. Further, the Interested Director Defendants either intentionally breached or consciously disregarding their fiduciary duties by failing to require multiple supply lines for its three major products and failing to ensure adequate supplies for its three major products. By exercising even a scant minimal oversight of the Company’s operations, the Director Defendants would have required the correction of the 16 substandard conditions listed in the October 21, 2008 Form 483, so as to avoid issuance of the February 27, 2009 Warning Letter, the FDA’s refusal to approve Lumizyme, the second contamination of the Allston Facility that shut down manufacture of Cerezyme and Fabrazyme for the summer of 2009, and the Form 483 dated November 2009 listing 49 deficiencies.
     158. As a direct and proximate result of the Director Defendants’ breaches of their fiduciary duties, Genzyme sustained damages as alleged herein.
COUNT VI
Derivative Claim Against the Interested Director
Defendants and Officers for Gross Mismanagement
     159. Plaintiff repeats and re-alleges each allegation set forth herein.
     160. As detailed more fully herein, the Individual Defendants each owed a duty to Genzyme and its shareholders to prudently supervise, manage and control Genzyme’s operations.

     161. The Individual Defendants, by their actions or inactions, either directly or through aiding and abetting, abandoned and abdicated their responsibilities and duties to prudently manage Genzyme’s business and assets.
     162. As such, the Individual Defendants subjected Genzyme to the unreasonable risk of substantial losses by failing to exercise due care and by failing to use sound business judgment, including their failure to understand and monitor the Company’s operational and financial performance. The Individual Defendants breached their duties of due care and diligence in managing and administering Genzymes affairs and by failing to prevent a waste of Company assets.
     163. When discharging their duties, the Individual Defendants knew or recklessly disregarded the wrongful conduct described herein, or failed to supervise such activities in accordance with their duties. The Individual Defendants grossly mismanaged or aided and abetted the gross mismanagement of Genzyme and its assets.
     164. As a direct and proximate result of the Individual Defendants’ gross mismanagement, Genzyme has sustained and continues to sustain significant damages and a drastic diminution in value. As a result of the misconduct alleged herein, all Individual Defendants are liable to the Company.
COUNT VII
Derivative Claim Against Director Defendants for Breaches of
Fiduciary Duties of Loyally and Good Faith
In Connection with Insider Stock Sales

     165. Plaintiff repeats and re-alleges each allegation set forth herein.
     166. At the time of each of the stock sales set forth herein, the Insider Trading Defendants knew, but failed to disclose publicly, material non-public information regarding the contamination and manufacturing issues at the Company’s Allston Facility. The Insider Trading Defendants made each of the stock sales described herein on the basis of and because of their knowledge of the material non-public information described herein.
     167. At the time of their stock sales, the Insider Trading Defendants knew that when the material, non-public information regarding contamination and manufacturing issues at the Company’s Allston Facility was disclosed, the price of the Company’s common stock would precipitously fall. The Insider Trading Defendants’ sales of their personally held Genzyme stock, based on their knowledge of this material non-public information, were a breach of their fiduciary duties of loyalty and good faith.
     168. The Director Defendants breached their fiduciary duties of loyalty and good faith by permitting the Insider Trading Defendants to commit $117 million of insider trades, thereby harming the reputation of the Company to investors.
COUNT VIII
Derivative Claim Against the Insider Trading Defendants for Unjust Enrichment in
Connection with Insider Stock Sales
     169. Plaintiff incorporates by reference all preceding and subsequent paragraphs as if fully set forth herein.
     170. The Insider Trading Defendants were unjustly enriched by their receipt of proceeds from their illegal sales of Genzyme common stock, as alleged herein, and it would be inequitable to allow them to retain the benefits of their illegal conduct.

     171. Plaintiff, as a shareholder and representative of Genzyme, seeks restitution from the Insider Trading Defendants, each of them, and seeks an order from the Court requiring them to disgorge to the Company all proceeds derived from their illegal sales of Genzyme common stock.
     172. As a direct and proximate result of the Insider Trading Defendants’ foregoing breaches of fiduciary duties, the Company has sustained damages.
COUNT IX
Derivative Claim Against All Individual Defendants
for Corporate Waste
     173. Plaintiff incorporates by reference all prior paragraphs as if fully set forth herein.
     174. Because of the Individual Defendants’ misconduct, including failure to conform the Company’s disclosures in its SEC statement to the requirements of Section 10(b) of The Exchange Act and Rule 10b-5 promulgated thereunder, Genzyme has incurred and will incur millions of dollars in costs and fees in defending against securities actions that have been initiated against it.
     175. In return for such wrongful diversion of corporate assets, Genzyme received no consideration, or consideration so disproportionately small, as to lie beyond the range at which any reasonable person might be willing to accept.
     176. As a result of the Individual Defendants’ wrongful conduct, and the wrongful conduct of each of them, Genzyme has suffered and continues to suffer economic losses and non-economic losses, all in an amount to be determined according to proof at the time of trial. As a result of the conduct alleged herein, the Individual Defendants have unreasonably and unnecessarily caused Genzyme to waste valuable corporate assets.
PRAYER FOR RELIEF
     WHEREFORE, Plaintiff prays for relief, in favor of the Class and against the Defendants as follows:

     A. A declaration that this action is properly maintainable as a class action;
     B. Entry of an order appointing an independent special committee of the Company with full authority to (a) evaluate, negotiate and if in the best interests of all of the shareholders equally accept the Sanofi bid or, if possible, a higher bid; and (b) pursue other opportunities to obtain the highest value reasonably available to the shares in the Company;
     C. Entry of a judgment in favor of the Class against the Defendants for compensatory damages in an amount to be determined at trial, together with interest and costs, including reasonable attorneys’, accountants’, and experts’ fees
     D. Determining this action is a proper derivative action, Plaintiff is an adequate representative on the Company’s behalf;
     E. Determining the Individual Defendants have breached or aided and abetted the breach of their fiduciary duties to Genzyme;
     F. Declaring that the Individual Defendants are obligated to indemnify and hold Genzyme harmless from any fines, penalties, judgment, settlement or award pursuant to any SEC enforcement actions or the class actions pending or to be filed against Genzyme or its employees or agents;
     G. Awarding Genzyme restitution from each Individual Defendant who profited from insider trading;
     H. Against all of the Individual Defendants and in favor of the Company for the amount of damages sustained by the Company as a result of the Individual Defendants’ breaches of fiduciary duties;
     I. Ordering the Insider Trading Defendants to disgorge to the Company all proceeds derived from their sales of Genzyme common stock alleged herein;
     J. Ordering appropriate equitable relief to remedy Individual Defendants’ misconduct;
     K. Ordering corporate governance reform, including without limitation, separating the functions of CEO and Chairman of the Board, implementing effective insider trading rules, and creating a subcommittee of the Board of Directors responsible for overseeing manufacturing operations to ensure that the Company remedies its operation problems, insider trading issues and veracity of its financial statements;
     L. Such other and further relief as this Court may deem just and proper under the circumstances.
JURY DEMAND
     Plaintiff hereby demands a trial by jury.
LOCAL NO. 38 INTERNATIONAL BROTHERHOOD
OF ELECTRICAL WORKERS PENSION FUND
By its attorney
JOSEPH G. SANDULLI (BBO# 441140)
SANDULLI GRACE, P.C.
44 School Street, 111h Floor
Boston, MA 02108
Telephone: (617) 523-2500
jsandulli@sandulligrace.com
RJDITH SCOLNICK
JOSEPH P. GUGLIELMO
SCOTT+SCOTT LLP
500 Fifth Avenue, 40th Floor
New York, NY 10110
Telephone: (212) 223-6444
Facsimile: (212) 223-6334
jscolnick@scott-scott.corn

DAVID R. SCOTT
ERIN G. COMITE
SCOTT+SCOTT LLP
156 South Main Street
P. 0. Box 192
Colchester, CT 06415
Telephone: (860) 537-5537
Facsimile: (860) 537-4432
drscott@scott-scott.com
ecomite@scott-scott.com
PATRICIA WEISER
HENRY YOUNG
LOREN R. UNGAR
THE WEISER LAW FIRM, P.C.
121 N. Wayne Avenue, Suite 100
Wayne, PA 19087
Telephone: (610) 225-2677

Attorneys for Plaintiff